Exhibit 99.1

Section 13(r) Disclosure

The disclosures reproduced below were included in periodic reports filed with the Securities and Exchange Commission by Travelport Worldwide Limited (“Travelport”) for its fiscal quarter ended March 31, 2016 and by NCR Corporation (“NCR”) for its fiscal year ended December 31, 2016, in each case, in accordance with Section 13(r) of the Securities Exchange Act of 1934, as amended. During all or a portion of fiscal 2016, each of Travelport and NCR may have been considered an affiliate of The Blackstone Group L.P. (“Blackstone”) and, therefore, during such time, an affiliate of BRE Select Corp (“BRE Select”). BRE Select has not independently verified or participated in the preparation of any of these disclosures.

Travelport included the following disclosure in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016:

“Trade Sanctions Disclosure

The following activities are disclosed as required by Section 13(r)(1)(D)(iii) of the Exchange Act.

As part of our global business in the travel industry, we provide certain passenger travel related Travel Commerce Platform and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

The gross revenue and net profit attributable to these activities in the quarter ended March 31, 2016 were approximately $156,000 and $109,000, respectively.”

NCR included the following disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016:

“Disclosure Pursuant to Section 13(r)(1)(D)(ii) of the Securities Exchange Act. Pursuant to Section 13(r)(1)(D)(ii) of the Securities Exchange Act of 1934, as amended, we note that, during the period from January 1, 2016 through April 30, 2016, we continued to maintain a bank account and guarantees at the Commercial Bank of Syria (“CBS”), which was designated as a Specially Designated National pursuant to Executive Order 13382 (“EO 13382”) on August 10, 2011. This bank account and the guarantees at CBS were maintained in the normal course of business prior to the listing of CBS pursuant to EO 13382. We note that the last known account balance was approximately $3,468 at April 30, 2016. The bank account did not generate interest from January 1, 2016 through April 30, 2016, and the guarantees did not generate any revenue or profits for the Company. Pursuant to a license granted to the Company by OFAC on January 3, 2013, and subsequent licenses granted on April 29, 2013, July 12, 2013, February 28, 2014, November 12, 2014, and October 24, 2015, the Company had been engaged in winding down its past operations in Syria. The Company’s last such license expired on April 30, 2016. In addition, the Company’s application to renew its license to transact business with CBS, which was submitted to OFAC on May 18, 2015, was not acted upon prior to the expiration of the Company’s last such license. As a result, and in connection with the license expiration, the Company abandoned its remaining property in Syria, which, including the CBS account, was commercially insignificant, and ended the employment of its final two employees in Syria, who had remained employed by the Company to assist with the execution of the Company’s wind-down activities pursuant to authority granted by the OFAC licenses. The Company does not intend to engage in any further business activities with CBS.”